Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email   : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2025 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

				All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	87,268	88,051	83,586	260,771	240,475	325,535
2	Cost of revenues	40,462	39,911	34,534	117,198	97,310	135,107
3	Gross profit (1 - 2)	46,806	48,140	49,052	143,573	143,165	190,428
4	Selling, general and administrative expenses	26,918	26,436	24,117	79,001	69,815	93,870
5	Research and development expenses	6,149	6,202	6,658	18,595	20,122	27,380
6	Impairment of non-current assets, net	271	662	(4)	933	925	1,693
7	Other income, net	(770)	(2,673)	(439)	(4,182)	(1,893)	(4,358)
	Total operating expenses	32,568	30,627	30,332	94,347	88,969	118,585
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	14,238	17,513	18,720	49,226	54,196	71,843
	Finance income	2,112	1,681	798	6,193	4,545	7,553
	Finance expense	(944)	(907)	(818)	(2,681)	(2,173)	(2,829)
9	Finance income, net	1,168	774	(20)	3,512	2,372	4,724
10	Share of profit of equity accounted investees, net of tax	23	63	42	88	162	217
11	Profit before tax (8 + 9 + 10)	15,429	18,350	18,742	52,826	56,730	76,784
12	Tax expense, net	3,533	4,082	4,704	12,565	15,357	19,539
13	Profit for the period/year (11 - 12)	11,896	14,268	14,038	40,261	41,373	57,245

	Attributable to:
	Equity holders of the parent company	12,098	14,372	14,133	40,649	40,606	56,544
	Non-controlling interests	(202)	(104)	(95)	(388)	767	701

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	14.53	17.26	16.96	48.83	48.75	67.88
	Diluted earnings per share of Re.1/- each	14.52	17.25	16.94	48.78	48.68	67.78
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information					All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Global Generics	79,113	78,498	73,753	233,231	214,187	289,552
	b) Pharmaceutical Services and Active Ingredients	9,675	11,584	10,221	30,968	31,560	43,235
	c) Others	137	103	1,614	1,891	2,005	2,137
	Total	88,925	90,185	85,588	266,090	247,752	334,924
	Less: Inter-segment revenues	1,657	2,134	2,002	5,319	7,277	9,389
	Net revenues	87,268	88,051	83,586	260,771	240,475	325,535

2	Segment results:
	Gross profit from each segment
	a) Global Generics	45,375	46,428	45,219	137,889	134,899	179,606
	b) Pharmaceutical Services and Active Ingredients	1,385	1,700	2,353	4,167	6,639	9,157
	c) Others	46	12	1,480	1,517	1,627	1,665
	Total	46,806	48,140	49,052	143,573	143,165	190,428
	Less: Selling and other un-allocable expenditure, net of other income	31,377	29,790	30,310	90,747	86,435	113,644
	Total profit before tax	15,429	18,350	18,742	52,826	56,730	76,784

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above Statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB), and presented as per the format of Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 21 January 2026. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2

The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from 21 November 2025 and introduce changes, among other things, setting a uniform definition of wages. The Government is in the process of issuing related rules to the New Labour Codes. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,170 million towards employee benefits during the three months ended 31 December 2025. The Company continues to monitor the developments pertaining to the New Labour Codes and the impact of these will be accounted in accordance with applicable accounting standards.

3

During the nine months ended 31 December 2025, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York. Consequent to discontinuance of development, the Company recorded the following financial impacts, resulting in a net loss of Rs.47 million in the income statement:

- Impairment loss of the entire carrying value of Rs.535 million for property, plant and equipment;

- Inventory related provisions of Rs.260 million;

- Other development program related wind down costs of Rs.129 million;

- Gain recognized from the write back of liabilities no longer required of Rs.877 million.

This transaction pertains to the Company’s Global Generics segment.

4	“Other income, net” for the nine months ended 31 December 2025 includes an amount of Rs. 748 million representing payment for avoided litigation costs pursuant to settlement of product related litigations, by the Company in the United States.

5

During the nine months 31 December 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on 15 September 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on 6 October 2025 and is awaiting the final tax assessment.

Based on its best estimate, the Company has recorded a provision of Rs.695 million under “Selling, general and administrative expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

6

"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:

-an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

-an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

-an impairment loss of Rs. 288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

7

“Other income, net” for the year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs.1,551 million, reclassified from the foreign currency translation reserve upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”.

This transaction pertains to the Company's Global Generics segment.

8	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the Company has written off Deferred Tax Asset amounting to Rs.473 million, created in earlier period on land, during the nine months ended 31 December 2024.

9

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

10	The Company considered the uncertainties relating to geo-political conflicts (including Russia and Ukraine) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 21 January 2026	Co-Chairman & Managing Director

DIN : 00057433